SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of April, 2005

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: 1st Quarter Results


Embargo: 07.00 Wednesday 20th April 2005


PRUDENTIAL PLC FIRST QUARTER 2005 NEW BUSINESS RESULTS


Good start to the year across all businesses.

-  Group APE sales of GBP478 million up 11 per cent on first quarter 2004

-  UK & Europe APE sales of GBP208 million up 12 per cent on first quarter 2004

- Jackson National Life APE sales of GBP128 million up 9 per cent on first quarter 2004

- Prudential Corporation Asia APE sales of GBP142 million up 13 per cent on first quarter 2004

- M&G external funds under management of GBP30.1 billion up 27 per cent on first quarter 2004

- Prudential Corporation Asia investment operations' funds under management of GBP8.1 billion, up 13 per cent on 2004


All comparisons above and the narrative below are quoted at constant exchange rates (CER). See Notes to Editors for further details.


Prudential's Group Finance Director, Philip Broadley, commented:

"This is a strong start to the year, continuing the momentum built across the Group in 2004 with good performances from all our businesses.

Double digit sales growth for Prudential UK & Europe included strong sales of unit-linked bonds and annuities. The partnerships channel saw significant year-on-year growth and this will be enhanced by further distribution opportunities with St James's Place, Barclays and National Australia Bank.

In the US, Jackson National Life's (JNL) total quarterly sales of variable annuities exceeded $1 billion for the first time and contributed to overall APE sales growth of 9 per cent on the first quarter of 2004.

In Asia, both Korea and India recorded their highest quarterly APE sales and sales in Malaysia increased significantly. In China we were pleased to announce three new city licences during the quarter.

M&G reported gross inflows of GBP2.1billion, nearly three times higher than the first quarter of 2004.

We maintain the positive outlook set out in our preliminary results announcement on 2 March. Our businesses across all regions continue to perform strongly and are well positioned to take advantage of the opportunities in their respective markets."


UK and Europe Insurance Operations

APE sales for Prudential UK and Europe of GBP208 million were up 12 per cent on the first quarter of 2004. This principally reflected strong growth in sales of unit-linked bonds and annuities.

APE sales out-performed the first quarter of last year in each distribution channel: Direct to Customer up 6 per cent; Business to Business (B2B) up 17 per cent; Intermediaries up 8 per cent; and Partnerships up 42 per cent (all figures exclude the inflows from DWP rebates).

Prudential UK is a market leader in annuities. APE sales of individual annuities were up 18 per cent (to GBP53 million) on the first quarter of 2004 due to increased sales through most distribution channels. Bulk annuities were up 71 per cent on 2004 to GBP24 million which comprised 16 scheme wins.

Sales of unit-linked products increased significantly in 2004 and this trend continued into 2005 with APE sales of GBP18 million up 195 per cent on the first quarter of 2004. This increase more than offset the decline in sales of with-profits products from the levels seen in the first quarter of 2004. However, Prudential believes that with-profits continues to be an attractive investment for policyholders when provided by a financially strong and well-managed fund. Our with-profits fund has delivered a total pre-tax return of
20.7 per cent over the last five years while the FTSE 100 fell by 20 per cent. This enabled Prudential UK to maintain annual bonuses and increase policy values for nearly all its 5.5 million with-profits policyholders in 2005.

Prudential re-entered the critical illness protection market with guaranteed rates in March 2005. Earlier this month it launched both on-line and telephone underwriting across its range of protection products, which will substantially reduce the processing time for new business for Independent Financial Advisers
(IFAs). Credit Life sales remained strong, up 25 per cent to GBP20 million on the first quarter of 2004.

In October 2004 we launched PruHealth, an innovative UK healthcare product that links health and fitness to the cost of medical insurance. As PruHealth is not a life insurance product, its premium income is not reported as new business sales; for the first quarter of 2005, the gross written premiums were GBP1 million. Support for PruHealth is strong in the IFA channel and its rate of growth is accelerating.

Further enhancements to sales processes and greater use of work-site marketing contributed to an increase in B2B corporate pensions APE sales of 6 per cent (to GBP37 million) on the first quarter of 2004. DWP rebates decreased 9 per cent on 2004 as customers have been encouraged to consider contracting back into the second state pension.

Sales through the partnerships channel have increased year-on-year as more business was written through new agreements. A further agreement was signed with St. James's Place in January (for the sale of annuities) and in March, Barclays announced its intention to appoint Prudential UK as one of its nominated multi-tie product providers. Yesterday, Prudential announced an agreement with National Australia Bank (NAB) under which NAB will sell Prudential's annuity products (on an exclusive basis) and healthcare products through their Clydesdale and Yorkshire Bank networks.

Prudential UK has continued to make good progress with multi-tie networks. In the first quarter of 2005, it was appointed to the Burns Anderson regulated multi-tie panel and by Tenet to work on the design of its multi-tie proposition.

Prudential UK has made an encouraging start in 2005. Its new business growth of 12 per cent exceeded our expected growth rate for the year of 10 per cent given the expectation of UK market growth of 5 per cent.


Jackson National Life (JNL)

APE sales for the first quarter of GBP128 million were up 9 per cent on the first quarter of 2004. Total quarterly sales of variable annuities exceeded $1 billion (GBP529 million) for the first time. Total retail APE sales of GBP87 million were in line with the first quarter of 2004. Institutional sales were 37 per cent higher than the same period last year.

Total sales of variable annuities exceeded $1 billion, with particularly strong sales in March of over $400 million (establishing a monthly sales record). JNL remains a top-10 player in the variable annuity market. Its variable annuity assets grew 36 per cent in 2004 compared with industry growth of 12 per cent. The rate of take-up of the fixed account option for this product was 28 per cent, compared with 25 per cent in the first quarter of 2004.

APE sales of fixed annuities were down 47 per cent on the first quarter of 2004, reflecting the flattened yield curve, which has made rates on short-term certificates of deposits (CDs) more attractive to customers.

Fixed index annuities (note 2) APE sales of GBP13 million were up 86 per cent on the first quarter of 2004, reflecting customers' increasing preference for fixed products with the potential for higher returns linked to equity index performance.

APE sales of life products increased to GBP3 million in the first quarter of 2005. JNL's continued focus on developing its life business through the creation of a dedicated distribution team in 2003 has helped generate a significant increase in life sales. The company also entered the variable universal life market in March 2004 and introduced its second VUL product in January 2005.

We expect to complete the regulatory approval process of the purchase of Life Insurance Company of Georgia in the second quarter of 2005.

Curian Capital, which provides innovative fee-based separately managed accounts, had deposits of GBP117 million, up 24 per cent over the first quarter of 2004.
In its first full two years of operation, Curian has accumulated US$1,213 million (GBP642 million) of funds under management.

APE sales of institutional products were GBP41 million, up 37 per cent on the first quarter of 2004 reflecting favourable market conditions in this sector. In general, the market is more active in the first quarter as companies begin to address their funding needs for the year. In addition, there was a brief window in the first quarter of 2005 during which spreads were attractive and we were able to opportunistically place business.

Performance in the first quarter was in line with our expectations for the year. We expect the US market to grow at about 4 per cent in 2005 and JNL to grow sales at around twice this rate as current conditions continue to favour companies which have a range of variable and fixed annuity product offerings, a relationship-based distribution model and award-winning service.


Prudential Corporation Asia

Prudential's Asian operations continue to show solid new business growth overall and reflect our focus on building a profitable and sustainable business. APE sales of GBP142 million were up 13 per cent over the same period last year.

Both Korea and India achieved very strong results in the first quarter with record quarterly APE sales of GBP27 million and GBP18 million respectively. In Korea this reflects the continuing popularity of the Variable Universal Life product and the development of the tied and general agency channels that are compensating for increased competition in the direct channel. In India APE growth reflects the ongoing building of scale in the operation as agent numbers grow and geographic coverage increases.

In the more established markets, Malaysia had a very good first quarter with APE sales of GBP12 million, up 50 per cent on the same quarter last year, reflecting successful sales and productivity programmes. Taiwan APE sales were down 25 per cent on the first quarter of 2004 as we focus on quality new business rather than pursuing volume. Its proportion of unit-linked business increased from 47 per cent in the first quarter of 2004 to 54 per cent in the first quarter of 2005. Singapore APE sales grew 7 per cent with regular premium business growing 10 per cent, reflecting our market leading position in this more profitable sector of the market. Hong Kong APE sales grew 5 per cent driven by continuing growth from the bancassurance distribution channel.

In China our geographic expansion is progressing and APE sales were up 33 per cent over the first quarter of 2004. Prudential's joint venture with China International Trust and Investment Corporation (CITIC) is the country's leading joint venture in terms of sales and we now have seven city licences, including three announced during the quarter in Foshan, Dongguan and Wuhan, as well as a group life insurance licence.

In Japan, sales were slow as our focus remains on strengthening our bancassurance and Financial Advisory model. Indonesia APE sales were in line with the first quarter in 2004, as it continues the steady rebuilding of momentum following the bankruptcy claim that affected the business for part of last year. APE sales of Prudential Corporation Asia's 'Other' operations primarily reflected sales in Vietnam where industry growth has softened over the last year following the initial growth since the liberalisation of the market.

Total investment product funds under management are GBP8.1 billion, up 13 per cent on 2004. Net investment product inflows were GBP209 million, down 31 per cent on the same quarter in 2004. Strong net inflows in Japan of GBP365 million, and in Korea of GBP314 million were partially offset by net outflows in Taiwan of GBP163 million where industry-wide concerns over the liquidity of some bond funds have unsettled the market. In India, net outflows of GBP231 million reflect anticipated end of year tax planning by many unit holders.

We are confident of our ability to grow strongly and profitably in Asia: the opportunities in our newer markets, coupled with the strength of our larger operations, should enable us to accelerate our level of sales growth in 2005.


M&G

M&G has made a strong start to the year with overall gross fund inflows in the quarter of GBP2.1 billion, nearly three times greater than the previous year. Overall net fund inflows were GBP1.3 billion, a significant improvement on the first quarter of last year when there were net outflows of GBP886 million.

Gross fund inflows within M&G's retail businesses more than doubled to GBP801 million, resulting in net fund inflows of GBP220 million against a small net outflow last year. This improvement was due to increased equity and property sales in the UK and strong growth from its international businesses.

M&G's institutional businesses delivered gross fund inflows of GBP1.3 billion, boosted by a one-off contribution of GBP967 million from Prudential Property Investment Managers (PruPIM). This related to the transfer of 50% of Prudential's economic interests in three UK shopping centres into new external vehicles which PruPIM will continue to manage. Net inflows of GBP1.0 billion compare to net outflows of GBP879 million last year when the figures reflected a single large segregated withdrawal following a change of strategy by the client.


Egg

Egg will announce its first quarter 2005 results on 27 April.


                                     -ENDS-

Enquiries

Rebecca Burrows, Group Communications Director       020 7548 3537


Media                                   Investors/Analysts
Clare Staley         020 7548 3719      Marina Lee-Steere          020 7548 3511
Joanne Davidson      020 7548 3708      Mike Kempster              020 7548 3823





Notes to Editors



1. There will be a conference call today for wire services hosted by Philip Broadley, Group Finance Director, at 7.45am. Dial-in telephone number:
    +44 (0) 20 8609 0205.            Pin code: 155439# for access to the call.

2. Equity-Indexed Annuities (EIAs) are now referred to as Fixed Index Annuities (FIAs), a term that more accurately describes the product design and its benefits and features.

3. Sales for overseas operations have been reported using average exchange rates as shown in the attached schedules. Commentary is given on the results on a constant exchange rate (CER) basis. The two bases are compared in the table below.

4. Annual premium equivalent (APE) sales comprise regular premium sales plus one-tenth of single premium insurance sales.


Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP187 billion in assets under management, as at 31 December 2004. Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.


                                                                                  Schedule 1A - Constant Exchange Rates

                               PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2005

                              TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                         UK & Europe               US (1a)                Asia (1a)                   Total

               2005 Q1  2004 Q1  +/- (%) 2005 Q1 2004 Q1  +/- (%)2005 Q1  2004 Q1  +/- (%)   2005 Q1  2004 Q1     +/- (%)
                   YTD      YTD              YTD     YTD             YTD      YTD               YTD      YTD
                  GBPm     GBPm             GBPm    GBPm            GBPm     GBPm               GBPm     GBPm

Total Insurance  1,713    1,481      16%   1,256   1,157      9%     278      264       5%     3,247    2,902        12%
Products
Total Investment 2,092      722     190%       -       -       -   4,635    5,046     (8%)     6,727    5,768        17%
Products - Gross
Inflows (2)
                 -----    -----     -----  -----   -----   -----   -----    -----    -----     -----    -----      -----
Group Total      3,805    2,203      73%   1,256   1,157      9%   4,913    5,310     (7%)     9,974    8,670        15%
                 -----    -----     -----  -----   -----   -----   -----    -----    -----     -----    -----      -----

                                      INSURANCE OPERATIONS

                        Single                   Regular                  Total                 Annual Equivalents (3)

               2005 Q1  2004 Q1  +/- (%) 2005 Q1 2004 Q1 +/- (%) 2005 Q1  2004 Q1  +/- (%)   2005 Q1  2004 Q1    +/- (%)
                   YTD      YTD              YTD     YTD             YTD       YTD               YTD      YTD
                  GBPm     GBPm             GBPm    GBPm            GBPm      GBPm               GBPm     GBPm

UK Insurance
Operations
Direct to
Customer:
Individual           4        3      33%       2       2      0%       6        5      20%         2        2         0%
Pensions
Life - With          2        3    (33%)       -       -       -       2        3    (33%)         0        0         0%
Profit
Bond
Life - Other         -        -        -       -       -       -       -        -        -         -        -          -
Individual         167      151      11%       -       -       -     167      151      11%        17       15        13%
Annuities
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Sub-Total          173      157      10%       2       2      0%     175      159      10%        19       18         6%
DWP Rebates        234      252     (7%)       -       -       -     234      252     (7%)        23       25       (8%)
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total              407      409     (0%)       2       2      0%     409      411     (0%)        43       43         0%
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Business to
Business:
Corporate
Pensions            56       40      40%      31      31      0%      87       71      23%        37       35         6%
Individual          49       48       2%       -       -       -      49       48       2%         5        5         0%
Annuities
Bulk Annuities     215      139      55%       -       -       -     215      139      55%        22       14        57%
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total              320      227      41%      31      31      0%     351      258      36%        63       54        17%
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Intermediated
Distribution :
Individual          21       16      31%       5       5      0%      26       21      24%         7        7         0%
Pensions
Corporate           10       65    (85%)       2       2      0%      12       67    (82%)         3        9      (67%)
Pensions
Life - With         33       54    (39%)       -       -       -      33       54    (39%)         3        5      (40%)
Profit Bond
Life - Other       226      142      59%       -       -       -     226      142      59%        23       14        64%
Bond
Life - Other         -        -        -       1       1      0%       1        1       0%         1        1         0%
Individual         269      228      18%       -       -       -     269      228      18%        27       23        17%
Annuities
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Sub-Total          559      505      11%       8       8      0%     567      513      11%        64       59         8%
DWP Rebates         80       92    (13%)       -       -       -      80       92    (13%)         8        9      (11%)
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total              639      597       7%       8       8      0%     647      605       7%        72       68         6%
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Partnerships :
Life - With
Profit Bond          -        1        -       -       -       -       -        1        -         -        0          -
Life - Other       198      164      21%       -       -       -     198      164      21%        20       16        25%
Individual          44       23      91%       -       -       -      44       23      91%         4        2       100%
Annuities
Bulk Annuities      25        -        -       -       -       -      25        -        -         3        -          -
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total              267      188      42%       -       -       -     267      188      42%        27       19        42%
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total :
Individual          25       19      32%       7       7      0%      32       26      23%        10        9        11%
Pensions
Corporate           66      105    (37%)      33      33      0%      99      138    (28%)        40       44       (9%)
Pensions
Life - With         35       58    (40%)       -       -       -      35       58    (40%)         4        6      (33%)
Profit Bond
Life - Other       226      142      59%       -       -       -     226      142      59%        23       14        64%
Bond
Life - Other       198      164      21%       1       1      0%     199      165      21%        21       17        24%
Individual         529      450      18%       -       -       -     529      450      18%        53       45        18%
Annuities
Bulk Annuities     240      139      73%       -       -       -     240      139      73%        24       14        71%
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Sub-Total        1,319    1,077      22%      41      41      0%   1,360    1,118      22%       173      149        16%
DWP Rebates        314      344     (9%)       -       -       -     314      344     (9%)        31       34       (9%)
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total UK         1,633    1,421      15%      41      41      0%   1,674    1,462      15%       204      183        11%
Insurance
Operations
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
European
Insurance
Operations : (1a)
Insurance           39       19     105%       -       -       -      39       19     105%         4        2       100%
Products
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total European      39       19     105%       -       -       -      39       19     105%         4        2       100%
Insurance
Operations
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total UK &       1,672    1,440      16%      41      41      0%   1,713    1,481      16%       208      185        12%
European
Insurance
Operations
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
US Insurance
Operations : (1a)
Fixed Annuities    165      323    (49%)       -       -       -     165      323    (49%)        17       32      (47%)
Fixed Index        127       69      84%       -       -       -     127       69      84%        13        7        86%
Annuities
Variable           548      460      19%       -       -       -     548      460      19%        55       46        20%
Annuities
Life                 4        1     300%       2       2      0%       6        3      100%        3        2        50%
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Sub-Total          844      853     (1%)       2       2      0%     846      855     (1%)        87       87         0%
Retail
Guaranteed          50       18     178%       -       -       -      50       18     178%         5        2       150%
Investment
Contracts
GIC - Medium       360      284      27%       -       -       -     360      284      27%        36       28        29%
Term Note
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total US         1,254    1,155       9%       2       2      0%   1,256    1,157       9%       128      117         9%
Insurance
Operations
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Asian Insurance
Operations : (1a)
China                1        3    (67%)       4      3      33%       5        6    (17%)         4        3        33%
Hong Kong           52       50       4%      17     16       6%      69       66       5%        22       21         5%
India (@26%) (6)     1        1       0%      18     11      64%      19       12      58%        18       11        64%
Indonesia           15       12      25%       7      8    (13%)      22       20      10%         9        9         0%
Japan                5        3      67%       1      2    (50%)       6        5      20%         2        2         0%
Korea                4       20    (80%)      27     14      93%      31       34     (9%)        27       16        69%
Malaysia             2        2       0%      12      8      50%      14       10      40%        12        8        50%
Singapore           45       50    (10%)      11     10      10%      56       60     (7%)        16       15         7%
Taiwan              24       10     140%      22     31    (29%)      46       41      12%        24       32      (25%)
Other (4)            2        2       0%       8      8       0%      10       10       0%         8        8         0%
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total Asian        151      153     (1%)     127    111      14%     278      264       5%       142      126        13%
Insurance Operations
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Group Total      3,077    2,748      12%     170    154      10%   3,247    2,902      12%       478      429        11%
                  -----   -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----






                                                                            Schedule 1B - Actual Exchange Rates

                                 PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2005

                                  TOTAL INSURANCE AND INVESTMENT NEW BUSINESS

                      UK & Europe                US (1b)                  Asia (1b)                   Total

               2005 Q1  2004 Q1  +/- (%) 2005 Q1 2004 Q1 +/- (%) 2005 Q1  2004 Q1  +/- (%)   2005 Q1  2004 Q1    +/- (%)
                   YTD      YTD              YTD     YTD             YTD      YTD               YTD        YTD
                  GBPm     GBPm             GBPm    GBPm            GBPm     GBPm               GBPm       GBPm

Total Insurance  1,713    1,481      16%   1,256   1,190      6%     278      264       5%     3,247      2,935      11%
Products
Total Investment 2,092      722     190%       -       -       -   4,635    4,909      (6%)    6,727      5,631      19%
Products - Gross
Inflows (2)
                 -----    -----    -----   -----   -----   -----   -----    -----    -----     -----      -----    -----
Group Total      3,805    2,203      73%   1,256  1,190       6%   4,913    5,173      (5%)    9,974      8,566      16%
                 -----    -----    -----   -----   -----   -----   -----    -----    -----     -----      -----    -----

                                           INSURANCE OPERATIONS

                                Single                         Regular                         Total      Annual Equivalents (3)
               2005 Q1  2004 Q1  +/- (%) 2005 Q1 2004 Q1 +/- (%) 2005 Q1  2004 Q1  +/- (%)   2005 Q1  2004 Q1    +/- (%)
                   YTD      YTD              YTD     YTD             YTD      YTD               YTD      YTD
                  GBPm     GBPm             GBPm    GBPm            GBPm     GBPm               GBPm     GBPm

UK Insurance
Operations :
Direct to
Customer:
Individual           4        3     33%        2       2      0%       6        5     20%          2        2        0%
Pensions
Life - With          2        3    (33%)       -       -      -        2        3    (33%)         0        0        0%
Profit Bond
Life - Other         -        -       -        -       -      -        -        -       -          -        -         -
Individual         167      151     11%        -       -      -      167      151     11%         17       15       13%
Annuities
                 -----    -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Sub-Total          173      157     10%        2       2     0%      175      159     10%         19       18        6%
DWP Rebates        234      252     (7%)       -       -      -      234      252     (7%)        23       25       (8%)
                 -----    -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total              407      409     (0%)       2       2     0%      409      411     (0%)        43       43        0%
                 -----    -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Business to
Business:
Corporate          56        40      40%      31      31     0%       87       71     23%         37       35        6%
Pensions
Individual         49        48       2%       -       -      -       49       48      2%          5        5        0%
Pensions
Bulk Annuities    215       139      55%       -       -      -      215      139     55%         22       14       57%
                -----     -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Total             320       227      41%      31      31     0%      351      258     36%         63       54       17%
                -----     -----    -----   -----   -----   -----   -----    -----    -----     -----    -----      -----
Intermediated
Distribution :
Individual         21        16      31%       5       5     0%       26       21     24%          7        7        0%
Pensions
Corporate Pensions 10        65     (85%)      2       2     0%       12       67    (82%)         3        9      (67%)
Life - With        33        54     (39%)      -       -      -       33       54    (39%)         3        5      (40%)
Profit Bond
Life - Other Bond 226       142      59%       -       -      -      226      142     59%         23       14       64%
Life - Other        -         -        -       1       1     0%        1        1      0%          1        1        0%
Individual        269       228      18%       -       -      -      269      228     18%         27       23       17%
Annuities
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----    -----      -----
Sub-Total         559       505      11%       8       8     0%      567      513     11%         64       59        8%
DWP Rebates        80        92     (13%)      -       -      -       80       92    (13%)         8        9      (11%)
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----    -----      -----
Total             639       597       7%       8       8     0%      647      605      7%         72       68        6%
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----    -----      -----
Partnerships :
Life - With         -         1        -       -       -      -        -        1       -          -        0         -
Profit Bond
Life - Other      198       164      21%       -       -      -      198      164     21%         20       16       25%
Individual         44        23      91%       -       -      -       44       23     91%          4        2      100%
Annuities
Bulk Annuities     25         -        -       -       -      -       25        -       -          3        -         -
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----    -----      -----
Total             267       188      42%       -       -      -      267      188     42%         27       19       42%
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----    -----      -----
Total :
Individual         25        19      32%       7       7     0%       32       26     23%         10        9       11%
Pensions
Corporate Pensions 66       105     (37%)     33      33     0%       99      138    (28%)        40        44      (9%)
Life - With        35        58     (40%)      -       -      -       35       58    (40%)         4         6     (33%)
Profit Bond
Life - Other Bond 226       142      59%       -       -      -      226      142     59%         23        14      64%
Life - Other      198       164      21%       1       1     0%      199      165     21%         21        17      24%
Individual        529       450      18%       -       -      -      529      450     18%         53        45      18%
Annuities
Bulk Annuities    240       139      73%       -       -      -      240      139     73%         24        14      71%
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
Sub-Total       1,319     1,077      22%      41      41     0%    1,360    1,118     22%        173       149      16%
DWP Rebates       314       344      (9%)      -       -      -      314      344     (9%)        31        34      (9%)
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
Total UK        1,633     1,421      15%      41      41     0%    1,674    1,462     15%        204       183      11%
Insurance
Operations
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
European Insurance
Operations : (1b)
Insurance Products 39        19     105%       -       -      -       39       19    105%          4         2     100%

Total European     39        19     105%       -       -      -       39       19    105%          4         2     100%
Insurance
Operations
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
Total UK        1,672     1,440      16%      41      41      0%   1,713    1,481     16%        208       185      12%
& European
Insurance
Operations
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
US Insurance
Operations : (1b)
Fixed Annuities   165       332     (50%)      -       -       -     165      332    (50%)        17        33     (48%)
Fixed Index       127        71      79%       -       -       -     127       71     79%         13         7      86%
Annuities
Variable
Annuities         548       473      16%       -       -       -     548      473     16%         55        47      17%
Life                4         1     300%       2       2      0%       6        3    100%          3         2      50%
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
Sub-Total Retail  844       877      (4%)      2       2      0%     846      879     (4%)        87        90      (3%)
Guaranteed         50        19     163%       -       -       -      50       19    163%          5         2     150%
Investment
Contracts
GIC - Medium      360       292      23%       -       -       -     360      292     23%         36        29      24%
Term Note
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
Total US       1,254      1,188       6%       2       2      0%   1,256    1,190      6%        128       121       6%
Insurance
Operations
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
Asian Insurance
Operations : (1b)
China              1          3     (67%)      4       3     33%       5        6    (17%)         4         3      33%
Hong Kong         52         52       0%      17      16      6%      69       68      1%         22        21       5%
India (@26%) (6)   1          1       0%      18      11     64%      19       12     58%         18        11      64%
Indonesia         15         13      15%       7       9    (22%)     22       22      0%          9        10     (10%)
Japan              5          3      67%       1       2    (50%)      6        5     20%          2         2       0%
Korea              4         18     (78%)     27      13    108%      31       31      0%         27        15      80%
Malaysia           2          2       0%      12       8     50%      14       10     40%         12         8      50%
Singapore         45         50     (10%)     11      10     10%      56       60     (7%)        16        15       7%
Taiwan            24         10     140%      22      30    (27%)     46       40     15%         24        31     (23%)
Other (4)          2          2       0%       8       8      0%      10       10      0%          8         8       0%
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
Total Asian      151        154      (2%)    127     110     15%     278      264      5%        142       125      14%
Insurance
Operations
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----
Group Total    3,077      2,782      11%     170     153     11%   3,247    2,935     11%        478       431      11%
                -----     -----    -----   -----   -----   -----   -----    -----   -----      -----     -----     -----



Schedule 2
                                      PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2005

                                                   INVESTMENT OPERATIONS


              Opening FUM Gross inflows  Redemptions  Net inflows         Other      Market &  Net movement  Closing FUM
                                                                      movements      currency        in FUM
                                                                                    movements
                     GBPm          GBPm         GBPm         GBPm          GBPm          GBPm          GBPm         GBPm
2005
M&G
Retail             11,613           801        (581)          220             -            33           253       11,866
Institutional (5)  17,092         1,291        (251)        1,040            69           (6)         1,103       18,195
                    -----         -----        -----        -----         -----         -----         -----        -----
Total M&G          28,705         2,092        (832)        1,260            69            27         1,356       30,061
                    -----         -----        -----        -----         -----         -----         -----        -----

Asia
India               2,144         2,699      (2,930)        (231)          (21)            47         (205)        1,939
Taiwan              1,797           730        (893)        (163)             -            50         (113)        1,684
Korea               1,426           672        (358)          314          (19)            78           373        1,799
Japan               1,638           430         (65)          365             -          (71)           294        1,932
Other Mutual Fund     583            86        (174)         (88)             -          (14)         (102)          481
Operations
                    -----         -----        -----        -----         -----         -----         -----        -----
Total Asian Mutual  7,588         4,617      (4,420)          197          (40)            90           247        7,835
Fund Operations
                    -----         -----        -----        -----         -----         -----         -----        -----
Hong Kong MPF         244            18          (6)           12             -           (1)            11          255
Products (@36%) (6)
                    -----         -----        -----        -----         -----         -----         -----        -----
Total Asian         7,832         4,635      (4,426)          209          (40)            89           258        8,090
Investment
Operations
                    -----         -----        -----        -----         -----         -----         -----        -----

                    -----         -----        -----        -----         -----         -----         -----        -----
Total Investment   36,537         6,727      (5,258)        1,469            29           116         1,614       38,151
Products

                    -----         -----        -----        -----         -----         -----         -----        -----



              Opening FUM Gross inflows  Redemptions  Net inflows         Other      Market &  Net movement  Closing FUM
                                                                      movements      currency        in FUM
                                                                                    movements
                     GBPm          GBPm         GBPm         GBPm          GBPm          GBPm          GBPm         GBPm
2004

M&G
Retail             10,144           357        (364)          (7)             -           100            93       10,237
Institutional (5)  14,048           365      (1,244)        (879)            98           154         (627)       13,421
                    -----         -----        -----        -----         -----         -----         -----        -----
Total M&G          24,192           722      (1,608)        (886)            98           254         (534)       23,658
                    -----         -----        -----        -----         -----         -----         -----        -----
Asia

India               2,049         2,143      (2,326)        (183)          (20)            39         (164)        1,885
Taiwan              2,666         1,890      (1,717)          173             -            46           219        2,885
Korea                 933           618        (459)          159           (5)          (24)           130        1,063
Japan                 411           103         (29)           74             -             2            76          487
Other Mutual Fund     341           138         (68)           70             -            10            80          421
Operations
                    -----         -----        -----        -----         -----         -----         -----        -----
Total Asian Mutual  6,400         4,892      (4,599)          293          (25)            73           341        6,741
Fund Operations
                    -----         -----        -----        -----         -----         -----         -----        -----
Hong Kong MPF         196            17          (5)           12             -           (2)            10          206
Products(@36%)(6)
                    -----         -----        -----        -----         -----         -----         -----        -----
Total Asian         6,596         4,909      (4,604)          305          (25)            71           351        6,947
Investment
Operations
                    -----         -----        -----        -----         -----         -----         -----        -----
                    -----         -----        -----        -----         -----         -----         -----        -----
Total Investment   30,788         5,631      (6,212)        (581)            73           325         (183)       30,605
Products
                    -----         -----        -----        -----         -----         -----         -----        -----


              Opening FUM Gross inflows  Redemptions  Net inflows         Other      Market &  Net movement  Closing FUM
                                                                      movements      currency        in FUM
                                                                                    movements
                        %             %            %            %             %             %             %            %
2005 movement
relative to 2004

M&G
Retail                14%          124%        (60%)        3243%             -         (67%)          172%          16%
Institutional (5)     22%          254%          80%         218%         (30%)        (104%)          276%          36%
                    -----         -----        -----        -----         -----         -----         -----        -----
Total M&G             19%          190%          48%         242%         (30%)         (89%)          354%          27%
                    -----         -----        -----        -----         -----         -----         -----        -----
Asia
India                  5%           26%        (26%)        (26%)          (5%)           21%         (25%)           3%
Taiwan              (33%)         (61%)          48%       (194%)             -            9%        (152%)        (42%)
Korea                 53%            9%          22%          97%        (280%)          425%          187%          69%
Japan                299%          317%       (124%)         393%             -       (3650%)          287%         297%
Other Mutual Fund     71%         (38%)       (156%)       (226%)             -        (240%)        (228%)          14%
Operations
                    -----         -----        -----        -----         -----         -----         -----        -----
Total Asian Mutual    19%          (6%)           4%        (33%)         (60%)           23%         (28%)          16%
Fund Operations
                    -----         -----        -----        -----         -----         -----         -----        -----
Hong Kong MPF         24%            6%        (20%)           0%             -           50%           10%          24%
Products (@ 36%)(6)
                    -----         -----        -----        -----         -----         -----         -----        -----
Total Asian           19%          (6%)           4%        (31%)         (60%)           25%         (26%)          16%
Investment
Operations
                    -----         -----        -----        -----         -----         -----         -----        -----
Total Investment      19%           19%          15%         353%         (60%)         (64%)          982%          25%
Products
                    -----         -----        -----        -----         -----         -----         -----        -----


US (7)                                                                                2005 Q1       2004 Q1      +/- (%)

                                                                                         YTD           YTD
                                                                                        GBPm          GBPm
Curian Capital
External Funds                                                                           642           237         171%
under Administration
                                                                                       -----         -----        -----



Schedule 3

                       PRUDENTIAL PLC - NEW BUSINESS - QUARTER 1 2005 VERSUS QUARTER 4 2004 (8)

                                                 INSURANCE OPERATIONS


                    Single                     Regular                         Total             Annual Equivalents (3)
           Q1 2005 Q4 2004 +/- (%)   Q1 2005   Q4 2004   +/- (%)   Q1 2005   Q4 2004   +/- (%)   Q1 2005  Q4 2004  +/-(%)
              GBPm    GBPm              GBPm      GBPm                GBPm      GBPm                GBPm     GBPm
UK Insurance
Operations :
Direct to
Customer:
Individual      4       2    100%         2         2       0%          6         4      50%          2        2     0%
Pensions
Life -
With Profit     2       2      0%         -         -        -          2         2       0%          0        0      -
Bond
Individual    167     166      1%         -         -        -        167       166       1%         17       17     0%
Annuities
            -----   -----   -----     -----     -----     -----     -----     -----     -----     -----    -----  -----
Sub-Total     173     170      2%         2         2        0%       175       172       2%         19       19     0%
DWP Rebates   234      13   1700%         -         -         -       234        13     1700%        23        1  2200%
            -----   -----   -----     -----     -----     -----     -----     -----     -----     -----    -----  -----
Total         407     183    122%         2         2        0%       409       185      121%        43       20   115%
            -----   -----   -----     -----     -----     -----     -----     -----     -----     -----    -----  -----

Business to
Business:
Corporate
Pensions      56       45     24%        31        33       (6%)       87        78       12%        37       38    (3%)
Individual    49       68    (28%)        -         -         -        49        68      (28%)        5        7   (29%)
Annuities
Bulk         215      222    (3%)         -         -         -       215       222       (3%)       22       22     0%
Annuities
            -----   -----   -----     -----     -----     -----     -----     -----      -----    -----    -----  -----
Total        320      335    (4%)        31        33      (6%)       351       368       (5%)       63       67    (6%)
            -----   -----   -----     -----     -----     -----     -----     -----      -----    -----    -----  -----

Intermediated
Distribution :
Individual    21       10   110%          5        1      400%         26        11      136%         7        2   250%
Pensions
Corporate     10        7    43%          2        2        0%         12         9       33%         3        3     0%
Pensions
Life - With   33       43   (23%)         -        -         -         33        43      (23%)        3        4   (25%)
Profit Bond
Life -       226      250   (10%)         -        -         -        226       250      (10%)       23       25    (8%)
Other Bond
Life -         -        -      -          1        1        0%          1         1        0%         1        1     0%
Other
Individual   269      326   (17%)         -        -         -        269       326      (17%)       27       33   (18%)
Annuities
            -----   -----   -----     -----     -----     -----     -----     -----      -----    -----    -----  -----
Sub-Total    559      636   (12%)         8        4      100%        567       640      (11%)       64       68    (6%)
DWP           80       (3) 2767%          -        -         -         80        (3)    2767%         8       (0)     -
Rebates
           -----   -----    -----     -----     -----     -----     -----     -----      -----     -----    -----  -----
Total        639     633       1%         8         4      100%       647       637        2%        72       67     7%
           -----   -----    -----     -----     -----     -----     -----     -----      -----     -----    -----  -----

Partnerships :
Life - With   -        -        -         -         -         -         -         -         -         -         -     -
Profit Bond
Life -      198      214      (7%)        -         -         -       198       214       (7%)       20        21   (5%)
Other
Individual   44       53     (17%)        -         -         -        44        53      (17%)        4         5  (20%)
Annuities
Bulk         25   1,108      (98%)        -         -         -        25     1,108      (98%)        3       111  (97%)
Annuities
           -----   -----    -----     -----     -----     -----     -----     -----      -----     -----    -----  -----
Total       267   1,375      (81%)        -         -         -       267     1,375      (81%)       27       138  (80%)
           -----   -----    -----     -----     -----     -----     -----     -----      -----     -----    -----  -----
Total :
Individual   25      12      108%         7         3      133%        32        15      113%        10         4  150%
Pensions
Corporate    66      52       27%        33        35       (6%)       99        87       14%        40        40    0%
Pensions
Life -       35      45      (22%)        -         -         -        35        45      (22%)        4         5  (20%)
With Profit
Bond
Life -       226    250      (10%)        -         -         -       226       250      (10%)       23        25   (8%)
Other Bond
Life -       198    214       (7%)        1         1        0%       199       215      (7%)        21        22   (5%)
Other
Individual   529    613      (14%)        -         -         -       529       613     (14%)        53        61  (13%)
Annuities
Bulk         240  1,330      (82%)        -         -         -       240     1,330     (82%)        24       133  (82%)
Annuities
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
Sub-Total  1,139  2,516      (48%)       41        39        5%     1,360     2,555     (47%)       173       291  (41%)
DWP Rebates  314     10     3040%         -         -         -       314        10     3040%        31         1  3000%
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
Total UK   1,633  2,526      (35%)       41        39        5%     1,674     2,565     (35%)       204       292  (30%)
Insurance
Operations
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
European
Insurance
Operations : (8)
Insurance    39      18      117%         -         1         -        39        19      105%         4         3   33%
Products
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
Total        39      18      117%         -         1         -        39        19      105%         4         3   33%
European
Insurance
Operations
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
Total UK  1,672   2,544      (34%)       41        40        3%     1,713     2,584     (34%)       208       294  (29%)
& European
Insurance
Operations
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
US Insurance
Operations : (8)
Fixed       165     282      (41%)        -         -         -       165       282     (41%)        17        28  (39%)
Annuities
Fixed Index 127     136       (7%)        -         -         -       127       136      (7%)        13        14   (7%)
Annuities
Variable    548     492       11%         -         -         -       548       492      11%         55        49   12%
Annuities
Life          4       6      (33%)        2         3      (33%)        6         9     (33%)         3         4  (25%)
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----

Sub-total   844     916       (8%)        2         3      (33%)      846       919      (8%)        87        95   (8%)
Retail
Guaranteed   50      74      (32%)        -         -         -        50        74     (32%)         5         7  (29%)
Investment
Contracts
GIC -       360      48      650%         -         -         -       360        48      650%        36         5  620%
Medium Term
Note
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----

Total US  1,254   1,038       21%         2         3      (33%)    1,256     1,041       21%       128       107   20%
Insurance
Operations
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
Asian Insurance
Operations :
(8)
China         1       3      (67%)        4         5      (20%)        5         8      (38%)        4         5  (20%)
Hong Kong    52      94      (45%)       17        23      (26%)       69       117      (41%)       22        32  (31%)
India         1       1        0%        18         8      125%        19         9      111%        18         8  125%
(@26%) (6)
Indonesia    15      11       36%         7         8      (13%)       22        19       16%         9         9    0%
Japan         5       5        0%         1         2      (50%)        6         7      (14%)        2         3  (33%)
Korea         4       6      (33%)       27        20       35%        31        26       19%        27        21   29%
Malaysia      2       2        0%        12        22      (45%)       14        24      (42%)       12        22  (45%)
Singapore    45      45        0%        11        16      (31%)       56        61       (8%)       16        21  (24%)
Taiwan       24      24        0%        22        48      (54%)       46        72      (36%)       24        50  (52%)
Other (4)     2       2        0%         8        10      (20%)       10        12      (17%)        8        10  (20%)
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
Total Asian 151     193      (22%)      127       162      (22%)      278       355      (22%)      142       181  (22%)
Insurance
Operations
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----
Group      3,077  3,775      (18%)      170       205      (17%)    3,247     3,980      (18%)      478       583  (18%)
Total
           -----  -----     -----     -----     -----     -----     -----     -----     -----     -----     -----  -----


                                                        INVESTMENT OPERATIONS

                    M&G (5)             Asia Mutual Funds         Hong Kong MPF Products (6)      Total Investment Products

          Q1 2005 Q4 2004 +/- (%)   Q1 2005   Q4 2004   +/- (%)   Q1 2005   Q4 2004   +/- (%)   Q4 2005  Q4 2004  +/-(%)
             GBPm    GBPm              GBPm      GBPm                GBPm      GBPm                GBPm    GBPm

Opening    28,705  25,876     11%     7,588     6,540       16%       244       232        5%    36,537   32,648    12%
FUM

Gross       2,092   2,393    (13%)    4,617     5,051       (9%)       18        17        6%     6,727    7,460   (10%)
inflows

Less
redemptions  (832) (1,006)    17%    (4,420)   (4,121)      (7%)       (6)       (5)     (20%)   (5,258)  (5,132)    2%
            -----   -----   -----      -----     -----     -----     -----     -----     -----     -----    -----  -----
Net flows   1,260   1,387    (9%)       197       930      (79%)       12        11        9%     1,469    2,328   (37%)
Other          69     122   (43%)       (40)      (11)    (264%)        -         -         -        29      111   (74%)
movements
Market and     27   1,321   (98%)        90       129      (30%)       (1)        0         -       116    1,450   (92%)
currency
movements
            -----   -----   -----      -----     -----     -----     -----     -----     -----     -----    -----  -----
Net         1,356   2,830   (52%)       247     1,048      (76%)       11        12       (8%)    1,614    3,889   (58%)
movement
in FUM
            -----   -----   -----      -----     -----     -----     -----     -----     -----     -----    -----  -----
Closing    30,061  28,705     5%      7,835     7,588        3%       255       244        5%    38,151   36,538     4%
FUM
            -----   -----   -----      -----     -----     -----     -----     -----     -----     -----    -----  -----

Notes to Schedules :

(1a) Insurance and investment new business for overseas operations has been calculated using constant exchange rates. The applicable rate for Jackson National Life is 1.89. A comparison between the results at actual exchange rates and at constant exchange rates is given in the press release.

(1b) Insurance and investment new business for overseas operations has been calculated using average exchange rates. The applicable rate for Jackson National Life is 1.89 (2004: 1.84).

(2) Represents cash received from sale of investment products.

(3) Annual Equivalents, calculated as regular new business contributions plus
10% single new business    contributions, are subject to roundings.

(4) In Asia, 'Other' insurance operations include Thailand, the Philippines and Vietnam.

(5) Balance includes segregated and pooled pension funds, private finance assets and other institutional clients. Other movements reflect the net flows arising from the cash component of a tactical asset allocation fund managed by PPM South Africa.

(6) New business in India is included at Prudential's 26% interest in the India life operation. Mandatory Provident Fund (MPF) product sales in Hong Kong are included at Prudential's 36% interest in the Hong Kong MPF operation.

(7) Balance sheet figures have been calculated at the closing exchange rate. The 2004 balance is shown on a constant exchange rate.

(8) Sales are converted using the year to date average exchange rate applicable at the time. The sterling results at successive quarters and will include foreign exchange movements from earlier periods.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 20 April 2005

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Clare Staley
                                              Head of Group Media Relations